Exhibit 99-2

The following information is from pages 6, 7 and 9 through 16 of Energy East's Proxy Statement dated March 28, 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table indicates the amount and percentage of equity securities of the Company beneficially owned by each person known to the Company to be the owner of more than 5% of the Company's equity securities.

	Common Stock
Name and Address of Beneficial Owner	Beneficially Owned	Percent of Class
Harvard Management Company, Inc.* 600 Atlantic Avenue Boston, MA 02210	6,237,900	5.6%

___________

* Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission (SEC) for the period ended December 31, 1999. The shares were acquired in the ordinary course of business and not for the purpose of changing or influencing the control of the Company. Harvard Management Company, Inc., an endowment fund, has sole voting power and sole disposition power with respect to all of the shares.

     The following table indicates the number of shares of Common Stock and Common Stock equivalent units beneficially owned as of February 11, 2000 by each director and nominee, each of the executive officers named in the Summary Compensation Table included elsewhere herein, and by the 15 current directors and executive officers as a group and the percent of the outstanding securities so owned.
	Common Stock		Total Common Stock
	Beneficially	Common Stock	and Common Stock	Percent
Name	Owned(1)	Equivalent Units(2)	Equivalent Units(3)	of Class

Richard Aurelio	2,000	3,446	5,446	(4)
James A. Carrigg	31,162	18,119	49,281	(4)
Alison P. Casarett	1,118	23,171	24,289	(4)
Joseph J. Castiglia	10,000	6,541	16,541	(4)
Lois B. DeFleur	600	6,541	7,141	(4)
Michael I. German	230,831	28,539	259,370	(4)
Paul L. Gioia	5,472	8,330	13,802	(4)
Kenneth M. Jasinski	171,065	14,993	186,058	(4)
John M. Keeler	2,683	14,540	17,223	(4)
Robert D. Kump	71,009	3,767	74,776	(4)
Ben E. Lynch	2,438	14,119	16,557	(4)
Walter G. Rich	2,000	3,446	5,446	(4)
Robert E. Rude	67,924	3,720	71,644	(4)
Wesley W. von Schack	465,678	60,451	526,129	(4)
15 current directors and executive officers as a group	1,144,188	216,602	1,360,790	(4)

___________

(1)      Includes shares of Common Stock, which may be acquired through the exercise of stock options, which are exercisable currently. The persons who have such options and the number of shares which may be acquired are as follows: Mr. German, 207,583; Mr. Jasinski, 166,665; Mr. Kump, 66,666; Mr. Rude, 61,666; Mr. von Schack, 433,332; and all executive officers as a group, 1,009,189.
(2)      Includes Common Stock equivalent units granted under the Long-Term Executive Incentive Share Plan ("LTEISP") and the Director Share Plan for non-employee directors for which the director, nominee or executive officer does not have voting rights.
(3)      Total Common Stock and Common Stock equivalent units have been adjusted to reflect the two-for-one stock split of the Company's Common Stock on April 1, 1999.
(4)      Less than 3/4 of 2% of the outstanding Common Stock.

EXECUTIVE COMPENSATION

     Compensation for services to the Company and its subsidiaries for each of the last three fiscal years of the chief executive officer and the next four highest compensated executive officers of the Company who served in such capacities on December 31, 1999, is shown by the following:

Summary Compensation Table
				Long-Term Compensation
				Awards	Payouts
Name and		Annual Compensation		Options/	Long-Term	All Other
Principal Position	Year	Salary	Bonus	SARs (#)(1)	Incentive Plan	Compensation(2)

Wesley W. von Schack	1999	$661,218	$1,764,400	200,000	$617,616	$55,819
Chairman, President	1998	575,000	283,475	200,000	0	47,006
and Chief Executive	1997	575,000	257,677	138,000	0	66,641
Officer

Kenneth M. Jasinski	1999	409,487	371,875	100,000	0	0
Executive Vice	1998(3)	252,885	111,750	100,000	0	0
President and	1997	0	0	0	0	0
General Counsel

Michael I. German	1999	409,487	256,222	100,000	245,786	6,150
Senior Vice	1998	323,878	120,750	110,918	0	5,000
President	1997	237,500	74,375	60,000	0	6,075

Robert D. Kump	1999	151,939	78,375	40,000	0	2,460
Vice President and	1998	132,223	31,500	30,000	0	2,177
Treasurer	1997	121,100	22,706	18,000	0	3,525

Robert E. Rude	1999	149,551	76,000	40,000	0	2,280
Vice President and	1998	127,580	42,000	30,000	0	1,905
Controller	1997	107,833	23,000	18,000	0	3,147

___________

(1)      The awards of stock options/SARs have been adjusted to reflect the two-for-one stock split of the Company's Common Stock on April 1, 1999.
(2)      In 1999, the Company contributed for Messrs. von Schack, German, Kump, and Rude, $2,400, $2,400, $2,100, and $2,100, respectively, under the Tax Deferred Savings Plan. The Company contributed for Messrs. German, Kump and Rude, $3,750, $360 and $180, respectively, under the Employees' Stock Purchase Plan. For Mr. von Schack, $3,233 represents the dollar value of the term portion, and $50,186 represents the benefit, projected on an actuarial basis, of the whole-life portion of a premium paid for a life insurance policy.
(3)      Compensation data for Mr. Jasinski is provided only for a portion of 1998 because his employment commenced April 29, 1998.

Long-Term Incentive Plan Awards (1) in Last Fiscal Year (1999)

		Performance	Estimated Future Payout Under
		or Other	Non-Stock Price-Based Plans
	Number of	Period Until
	Performance	Maturation or	Threshold	Target	Maximum
Name	Shares	Payout	Shares(#)	Shares(#)	Shares(#)

Wesley W. von Schack	8,616	1999-2001	2,154	8,616	12,924
Kenneth M. Jasinski	4,081	1999-2001	1,020	4,081	6,122
Michael I. German	6,194	1999-2001	1,549	6,194	9,291
Robert D. Kump	1,049	1999-2001	262	1,049	1,574
Robert E. Rude	1,049	1999-2001	262	1,049	1,574

___________

(1)      Pursuant to the LTEISP, participants, including executive officers of the Company, were granted a certain number of Performance Shares in 1999 depending upon their position. Performance Shares granted earn dividend equivalents in the form of additional Performance Shares. Payments representing the cash value of a certain percentage of the Performance Shares are made at the end of each three-year Performance Cycle and are based on the Company's ranking with respect to its three-year average total stockholder return as compared to the top 100 utilities by revenue. A new Performance Cycle begins on January 1 of each year. Achievement of a ranking of 65th will result in the payment of the cash value of 25% (threshold amount) of the Performance Shares. Achievement of a ranking of 50th will result in the payment of the cash value of 100% (target amount) of the Performance Shares. Achievement of a ranking of 20th will result in the payment of the cash value of 150% (maximum amount) of the Performance Shares. There will be no payments, however, if the Company's ranking is below 65th. The value of the Performance Shares will be measured by reference to the average of the daily closing prices of a share of Common Stock for the last five trading days of the Performance Cycle. The Performance Shares have been adjusted to reflect the two-for-one stock split of the Company's Common Stock on April 1, 1999.

Option/SAR Grants in Last Fiscal Year (1999)
	Individual Grants
	Number of	Percentage of
	Securities	Total
	Underlying	Options/SARs
	Options/	Granted to
	SARs	Employees	Exercise or		Grant Date
	Granted	In Fiscal	Base Price	Expiration	Present
Name	#(1)	Year	($/Sh)	Date	Value(2)

Wesley W. von Schack	200,000	17.82%	$26.7188	2/19/09	$982,000
Kenneth M. Jasinski	100,000	8.91%	26.7188	2/19/09	491,000
Michael I. German	100,000	8.91%	26.7188	2/19/09	491,000
Robert D. Kump	40,000	3.56%	26.7188	2/19/09	196,400
Robert E. Rude	40,000	3.56%	26.7188	2/19/09	196,400

___________

(1)      Pursuant to the 1997 Stock Option Plan, participants were granted Options to purchase a specified number of shares of Common Stock at specified exercise prices. These Options were granted in tandem with Stock Appreciation Rights and are for a term of ten years from the date of grant. The exercise price of an Option or tandem Stock Appreciation Right may not be less than 100% of the closing price of a share of Common Stock determined on the last trading date before such Option and tandem Stock Appreciation Right are granted. The exercise of an Option or a tandem Stock Appreciation Right will result in a corresponding cancellation of the related Stock Appreciation Right or Option to the extent of the number of shares of Common Stock as to which the Option or the Stock Appreciation Right was exercised. Replacement Options are granted to participants at the time of an exercise of an Option to the extent that all or any portion of the Option exercise price or taxes incurred in connection with the exercise of the Option are paid for by using other common shares of the Company or by the withholding of the Company's common shares. The Replacement Option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement Options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original Option. The Options are transferable to family members and certain entities under certain circumstances. The Options and tandem Stock Appreciation Rights were granted on February 19, 1999 and are exercisable in three installments regarding the original number of Options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 19, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000; and (c) on January 1, 2001 as to 100% of all Options which have not been previously exercised. The Options and the tandem Stock Appreciation Rights have been adjusted to reflect the two-for-one stock split of the Company's Common Stock on April 1, 1999.

(2)      There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The current value is zero. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.16%; risk-free interest rate, 5.43%; and an expected term before exercise of 10 years. Should the Company's Common Stock double in value over the ten-year option term (from $26.7188 per share to $53.4376 per share), stockholder value would increase an estimated $2,921,511,825, while the value of the grants to individuals listed in the Option/SAR Grants table would increase an estimated $12,825,024 or 0.44% of the total gain realized by all stockholders.

Aggregated Option/SAR Exercises (1) in Last Fiscal Year (1999)

and Fiscal Year-End Option/SAR Values
			Number of Shares
			Underlying Unexercised
	Shares		Options/SARs
	Acquired on	Value	at Fiscal Year-End(#)
Name	Exercise(#)	Realized (2)	Exercisable	Unexercisable

Wesley W. von Schack	0	$ 0	233,332	266,668
Kenneth M. Jasinski	0	0	66,665	133,335
Michael I. German	0	0	107,584	133,335
Robert D. Kump	5,000	86,875	23,333	46,667
Robert E. Rude	5,000	51,407	18,333	46,667

	Value of Unexercised
	In-the-Money Options/SARs
	at Fiscal Year-End (3)
Name	Exercisable	Unexercisable

Wesley W. von Schack	$1,185,415	$383,335
Kenneth M. Jasinski	24,999	50,001
Michael I. German	393,957	191,668
Robert D. Kump	28,750	57,500
Robert E. Rude	14,375	57,500

___________

(1)      The Options/SARs have been adjusted to reflect the two-for-one stock split of the Company's Common Stock on April 1, 1999.
(2)      The "Value Realized" is equal to the difference between the Option exercise price and the closing price of a share of Common Stock on the NYSE on the date of exercise.
(3)      The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the Option exercise price and the closing price of $20.8125 a share of Common Stock on the NYSE on December 31, 1999.

Pension Plan Table

     The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan ("SERP") as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

Average
Annual			Years of Service
Salary*	10	15	20	25	30	35	40**

$850,000	384,400	429,100	473,700	518,300	562,900	607,600	652,200
800,000	360,800	402,800	444,800	486,800	528,800	570,800	612,800
750,000	337,200	376,600	415,900	455,300	494,700	534,100	573,400
700,000	313,600	350,300	387,100	423,800	460,600	497,300	534,100
650,000	289,900	324,100	358,200	392,300	426,400	460,600	494,700
600,000	266,300	297,800	329,300	360,800	392,300	423,800	455,300
550,000	242,700	271,600	300,400	329,300	358,200	387,100	415,900
500,000	219,100	245,300	271,600	297,800	324,100	350,300	376,600
450,000	195,400	219,100	242,700	266,300	289,900	313,600	337,200
400,000	171,800	192,800	213,800	234,800	255,800	276,800	297,800
350,000	148,200	166,600	184,900	203,300	221,700	240,100	258,400
300,000	124,600	140,300	156,100	171,800	187,600	203,300	219,100
250,000	100,900	114,100	127,200	140,300	153,400	166,600	179,700
200,000	77,300	87,800	98,300	108,800	119,300	129,800	140,300
150,000	53,700	61,600	69,400	77,300	85,200	93,100	100,900

___________

* Average of the salaries (not including amounts listed under "Bonus," "Long-Term Compensation Awards, Options/SARs," "Long-Term Compensation Payouts, Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the SERP was assumed to be 5% higher than each salary shown.

** Maximum years of employment service for Retirement Benefit Plan and SERP purposes.

     The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including executive officers of the Company and certain subsidiaries, based on length of service and the average for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal or early retirement benefits.

     The SERP provides that all salaried employees, including executive officers of the Company and certain subsidiaries, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of the Company and certain subsidiaries, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary within the last ten years of employment.

     Messrs. von Schack and Jasinski each have an agreement with the Company and Mr. German has an agreement with the Company and NYSEG which provide that, for the purposes of the Retirement Benefit Plan and the SERP, they each will be credited with three years of service for each year actually worked, provided that they each are employed by the Company or NYSEG for at least five years. In addition, if Mr. von Schack retires from the Company after his sixtieth birthday, he will be credited with the maximum years of employment service for Retirement Benefit Plan and SERP purposes. Mr. von Schack was employed commencing September 9, 1996, Mr. Jasinski was employed commencing April 29, 1998 and Mr. German was employed commencing December 5, 1994.

     Messrs. von Schack, Jasinski, German, Kump and Rude have 3, 2, 15, 13, and 23 credited years of service, respectively, under the Retirement Benefit Plan and SERP.

EMPLOYMENT, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

     The Company has entered into employment agreements with Messrs. von Schack and Jasinski each for a term ending April 22, 2003, and the Company and NYSEG have entered into an employment agreement with Mr. German for a term ending February 28, 2003. Mr. von Schack's agreement provides for his employment as Chairman, President and Chief Executive Officer of the Company, Mr. Jasinski's agreement provides for his employment as Executive Vice President and General Counsel of the Company and Mr. German's agreement provides for his employment as Senior Vice President of the Company and President and Chief Operating Officer of NYSEG. Each agreement provides for automatic one-year extensions unless either party to an agreement gives notice that such agreement is not to be extended. Each agreement was unanimously approved by the Board of Directors and provides for, among other things, a base salary of $700,000 for Mr. von Schack, $425,000 for Mr. Jasinski and $425,000 for Mr. German, subject to increase by the Board of Directors, and in the case of Mr. von Schack, the payment of the annual premium on a life insurance policy (the "Life Insurance Policy") on his life and special bonuses of $1,000,000 payable in 1999 and $700,000 payable in 2000 and 2001. The agreements also provide for eligibility for participation in the Company's or NYSEG's other compensation and benefit plans and for certain payments in the event of the termination of employment due to disability.

     The agreements also provide that, if, generally, the officer's employment is terminated either by the Company without cause or, within two years following a change in control of the Company, by the officer for good reason, he will receive a lump-sum payment equal to three times the sum of (i) his then-annual base salary and (ii) an award under the Annual Executive Incentive Plan ("AEIP") for the year in which the termination occurs. In the event of such termination, the officer's life (other than the Life Insurance Policy), disability, accident and health insurance benefits will continue for a period of thirty-six months, and, in the case of Mr. von Schack, the Company will make a lump-sum premium payment so that no future premiums are due on the Life Insurance Policy. In addition, the executive will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there will be no duplication of payments made pursuant to the agreements and the AEIP. Also, in the event of such termination, the officer will be given additional age credit and maximum service credit under the SERP and the present value of any SERP benefits will be paid in a lump sum to the officer, unless the officer elects to receive such SERP benefits in the manner provided in the SERP. In the event that any payments made under the agreement or otherwise would subject the officer to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Messrs. Kump and Rude each have a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of the Company, the individual's employment is terminated either by NYSEG without cause or by the individual for good reason. The severance agreements have terms ending on December 31, 2001 with automatic one-year extensions unless either party to an agreement gives notice that the agreement is not to be extended. The agreements were unanimously approved by the Board of Directors of NYSEG. The benefits consist of a lump-sum severance payment equal to two times the sum of (i) the individual's then-annual base salary, and (ii) any award under the AEIP with respect to the year immediately preceding the year in which the termination occurs. In the event of such termination, the individual's life, disability, accident and health insurance benefits will continue for a period of twenty-four months and the individual will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the AEIP. Also, in the event of such termination, the individual will be given additional age and service credit under the SERP. In the event that any payments made on account of a change in control of the Company, whether under the agreement or otherwise, would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, the individual will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Certain employees, including senior management of the Company and of NYSEG, have entered into Employee Invention and Confidentiality Agreements. The agreements provide for, among other things, payments (up to one year's salary) and certain health insurance premiums to the individual in the event that the individual's employment is terminated whether voluntarily or involuntarily, and the noncompetition and nonsolicitation provisions of the agreement prevent the individual from obtaining other appropriate employment, so long as he or she is not entitled to receive payments under a change in control severance agreement.

     In the event of a change in control of the Company, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. In addition, participants in the LTEISP will be paid an amount which includes (i) the payment of awards for all cycles in progress at the time of such change in control, computed and paid out in full (rather than pro rata) and based on the assumption that the Company's performance was at the 50th percentile; and (ii) any amounts earned under the normal terms of the LTEISP through the end of each performance cycle, to the extent those amounts exceed the amounts paid at the time of such change in control. All change in control payments under the LTEISP are to be valued based on the change in control price of the Company's Common Stock. After a change in control of the Company, officers and certain key employees of the Company and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the SERP.

     The Executive Compensation and Succession Committee of the Board of Directors in its discretion may take certain actions in order to preserve, in the event of a change in control of the Company, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of the Company.

DIRECTORS' COMPENSATION

     Directors of the Company, other than officers of the Company or officers of any subsidiary of the Company, receive an annual retainer of $22,000, plus $1,000 for each directors' and committee meeting attended; provided that a director who is also a director of NYSEG shall receive the annual retainer from NYSEG rather than the Company. The Chairperson of each standing committee receives additional compensation of $1,000 for serving as Chairperson of such committee. Under the terms of the Deferred Compensation Plan for Directors, directors can elect to defer a portion or all of their compensation. Such deferred compensation, together with interest thereon, is payable in a lump sum or over a period of years following retirement as a director.

     Pursuant to the Director Share Plan for Directors, persons who are non-employee directors are eligible for certain benefits to be paid upon their ceasing to serve as directors of the Company. On each January 1, April 1, July 1, and October 1, all non-employee directors receive 300 Phantom Shares pursuant to the Director Share Plan. Phantom Shares granted earn dividend equivalents in the form of additional Phantom Shares. Upon a director ceasing to serve as a director of the Company, cash payments representing the value of the Phantom Shares held by the director are to be made to the director. The value of the Phantom Shares is to be determined by multiplying the number of Phantom Shares by the average of the daily closing prices of the Company's Common Stock for the five trading days preceding the date the director ceases to serve as a director. Under the terms of the Deferred Compensation Plan for the Director Share Plan, a director may defer a portion or all of the cash payment to be made under the Director Share Plan over a period of years following the director's ceasing to serve as a director.